UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April and May, 2024

Commission File Number: 000-55539

TRILLION ENERGY INTERNATIONAL INC.

(Translation of registrant’s name into English)

Suite 700, 838 West Hastings Street
Vancouver, BC, V6C 0A6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Exhibit No.
99.1	News Release dated April 8, 2024 – Trillion Energy Provides Operational Update
99.2	News Release dated April 25, 2024 – Trillion Energy Announces 2023 Year End Reserve Report
99.3	News Release dated April 30, 2024 – Trillion Energy Announces Year Ended December 31, 2023 Financial Results
99.4	News Release dated May 23, 2024 – Trillion Energy Commences Work Program at SASB Gas Field
99.5	News Release dated May 27, 2024 – Trillion Energy Provides Update on Non-brokered Private Placement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRILLION ENERGY INTERNATIONAL INC.

/s/ Arthur Halleran
Arthur Halleran
Chief Executive Officer

July 3, 2024